Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
April 21, 2004

Extendicare Announces First Quarter News Release, Conference Call and
Annual Meeting Information

MARKHAM, ONTARIO (TSX: EXE and EXE.A; NYSE: EXE.A). Extendicare Inc. will release its 2004 first quarter financial results on Thursday, May 6, 2004. The Company will hold a conference call on Friday, May 7, 2004 at 10:00 a.m. (ET) to discuss its results for the first quarter.

Following its release on May 6, 2004, the Company will post a copy of the press release on its website, in addition to an update of its supplemental information package found under the Investor Information/Investor Documents/Supplemental Information section of its website.

The May 7, 2004 conference call will be webcast live, and archived, in the Investor Information section of Extendicare’s website, www.extendicare.com.

For those wishing to call in, the toll-free number of the live call is 1-800-387-6216. Local callers please dial 416-405-9328. A taped rebroadcast will be available approximately two hours following the live call on May 7, 2004 until midnight on May 21, 2004. To access the rebroadcast, dial 1-800-408-3053. Local callers please dial 416-695-5800. The conference ID number is 3035667.

Scheduled speakers for the Company on the conference call include: Mel Rhinelander, President and Chief Executive Officer; Mark Durishan, Vice-President, Finance and Chief Financial Officer; and Christopher Barnes, Manager, Investor Relations.

Annual Shareholders’ Meeting

Extendicare’s Annual Meeting of holders of Subordinate Voting Shares and Multiple Voting Shares will be held at The Glenn Gould Studio, Canadian Broadcasting Centre, 250 Front Street West, Toronto, Ontario, on Thursday, May 6, 2004 at 4:00 p.m. (ET). For Annual Meeting purposes, the record date for holders of Subordinate Voting Shares (EXE.A) and Multiple Voting Shares (EXE) is March 19, 2004.

For those unable to attend in person, the meeting will be webcast on Extendicare’s website in the investor section at www.extendicare.com. Management’s presentation to shareholders will be streamed in real time with accompanying slides. The webcast will also be archived on the site. Instructions for accessing the event will be provided on the website.

Extendicare, through its subsidiaries, operates 267 long-term care facilities across North America, with capacity for over 27,800 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 35,800 people in the United States and Canada.

For further information, contact:
Christopher Barnes
Manager, Investor Relations
Telephone:   (905) 470-5483
Fax:   (905) 470-4003
Visit Extendicare’s Website @ www.extendicare.com